SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2011
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
CNPJ/MF n° 02.558.115/0001-21
NIRE n° 33.300.276.963
Public-held Company

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS` MEETING HELD ON JUNE 22ND, 2011

DATE, TIME AND PLACE: On June 22nd, 2011, at 11:00 am, in the headquarters of TIM Participações S.A. ("Company"), located at Avenida das Américas, nr. 3434, Block 1, Barra da Tijuca, in the City and State of Rio de Janeiro.

ATTENDANCE: Shareholders representing more than 82% of the Company’s voting capital, pursuant to the signatures on the Shareholders’ Attendance Book. Also attended the meeting Messrs. Luca Luciani, Chief Executive Officer, Alberto Emmanuel Carvalho Whitaker, Chairman of the Board of Auditors/Audit Committee, representatives of Banco Santander, Messrs. Vinicius Brisola Quintanilha and of Lefosse Advogados, Messrs. Carlos Barbosa Mello and Caio Blaj.

BOARD: Chairman – Mr. Luca Luciani; Secretary – Mrs. Alessandra Catanante.

CALL NOTICE: Call Notice published in the Official Gazette of the State of Rio de Janeiro (Diário Oficial do Estado do Rio de Janeiro), Valor Econômico and Jornal do Commercio on days 23rd, 24th, and 25th of May, 2011.

READING OF DOCUMENTS, VOTING AND DRAWIN OF MINUTES: (1) Dismissed, by unanimity, the reading of documents related to the subjects to be discussed in this Extraordinary Shareholders’ Meeting, since they are already known by the shareholders and were duly published to the shareholders, including by means of information made available in the Company’s internet web page, in the section “Investors’ Relation”; (2) The voting statements, protest and dissenting by any chance presented shall be numbered, received and certified by the Board and shall be filed at Company’s headquarters, pursuant to the article 130, paragraph 1st, of Law n° 6.404/1976 (“LSA”); and (3) Authorized the draw-up of the present minutes as a summary and its publication with the omission of the signatures of the total shareholders, pursuant to the article 130, paragraph 1st and 2nd, of LSA, respectively.

AGENDA: To resolve on (1) the Company´s migration to the special listing segment called “Novo Mercado” of BM&FBovespa S.A. – Stock, Commodities and Futures Exchange S.A (“BM&FBOVESPA”); (2) in the event of approval of the subject set forth in the item (1) above, the conversion of the total number of preferred shares into common shares of the Company, in the proportion of 0.8406 newly issued common shares for each preferred share of the Company; and (3) once approved the subjects set forth in the items (1) and (2) above, the full amendment of the By-laws of the Company in order to: (i) adapt it to the provisions of the Novo Mercado Listing Segment Rules of BM&FBOVESPA; (ii) to update the limits and powers over the contracting of transactions (operações) by the Company which depends of previous authorization by the General Shareholders’ Meeting, by the Board of Directors and/or by the Board of Officers, as the case may be, with the purpose of adapting them to the current dimension of the Company and the changes of the applicable laws (specially regarding the issuance of the Provisional Measure (Medida Provisória) No. 517 of December 30th, 2010); and (iii) to update the wording of the By-laws in order to adopt the best practices of corporate governance.

INSTALLATION: In view of the presence of 82% of shareholders of the common shares of the Company, this Extraordinary Shareholders’ Meeting was duly installed, pursuant the article 136 of LSA.

RESOLUTIONS: After analysis and discussion of the subjects set forth in the Agenda, the shareholders resolved: (1) upon the unanimity of the votes, representing more than 82% of the voting capital of the Company, to approve the Company’s migration to the listing segment named Novo Mercado of BM&FBovespa S.A. – Stock, Commodities and Futures Exchange, as well as to authorize the managers of the Company to take all and appropriate actions and all necessary measures to this purpose. It is herein recorded that the members of the Board of Directors of the Company, Messrs. Manoel Horácio Francisco da Silva, Mailson Ferreira da Nóbrega and Adhemar Gabriel Bahadian are Independent Directors as established in the Rules of Listing of the Novo Mercado. It is herein recorded that TIM Brasil Serviços e Participações S.A. (“TIM Brasil”), Company’s controlling shareholder and holder of 77,15% of the common shares of the Company, followed the vote pronounced by the remaining holders of common shares, which are not part of the Company’s controlling group, exercising its voting rights only after the end of the poll, just to assure that the resolution taken by the minorities shareholders’ present satisfy the legal quorum required by Article 136 of LSA; (2) upon the majority of the votes, representing 99,99% of the shares with voting right, the conversion of the 1.633.818.420 (one billion, six hundred thirty three million, eight hundred eighteen thousand and four hundred twenty) preferred shares, nominative and without par value, representing the total of the preferred shares of the Company’s issuance, in common shares, in the proportion of 0,8406 newly issued common shares of the Company, for each preferred share, thus the number of Company’s representing shares shall be 2.217.374.279 (two billion, two hundred seventeen million, three hundred seventy four thousand, two hundred seventy nine) shares, all common, nominative and without par value. It is herein recorded that TIM Brasil, Company’s controlling shareholder and holder of 77,15% of the common shares of the Company, followed the vote pronounced by the minority shareholders, which are not part of the Company’s controlling group, exercising its voting rights only after the end of the poll, just to assure that the deliberation taken by the remaining present shareholders’ satisfy the legal quorum required by Article 136 of LSA. The conversion herein approved is included in the process of the Company’s migration to the special segment of listing named Novo Mercado of BM&FBovespa S.A. – Stock Exchange, Commodities and Futures, pursuant the publications to the market through the Material Fact dated May 05th, 2011; and (3) upon the majority of the votes, representing more than 99% of the shares issued by the Company with voting rights, the full amendment of the By-laws of the Company in order to: (i) adapt it to the provisions of the Rules of the Novo Mercado of BM&FBOVESPA; (ii) to update the limits and powers over the contracting of transactions (operações) by the Company which depends of previous authorization by the General Meeting of Shareholders, by the Board of Directors and/or by the Board of Officers, as the case may be, with the purpose of adapt them to the current dimension of the Company and the changes of the applicable laws (specially regarding the issuance of the Provisional Measure (Medida Provisória) No. 517 of 30 December 2010); (iii) to update the wording of the By-laws in order to adopt the best practices of corporate governance; and therefore (iv) the consolidation of the By-laws. The new wording of the By-laws shall be attached to these Minutes. Regarding the item (3)(i) above, it is herein recorded that TIM Brasil, the Company’s controlling shareholder followed the vote of the holders of common shares that are not members of the group of controlling shareholders of the Company. TIM Brasil only exercised its right of vote after the calculation of all the votes of the minority shareholders, only with purposes of to assure that the approval of such subject matters by the remaining present shareholders attends the quorum established by the article 136 of LSA.

EFFICACY OF DELIBERATION ON CONVERSION: Pursuant § 1º of article 136 of LSA, the efficacy of the subject matters set forth in the items (1) and (2) above, is conditioned to the approval by the majority of the holders of preferred shares during the Company’s Special Preferred Shareholders Meeting to be held after this Extraordinary Shareholders’ Meeting.

CLOSING: Having nothing else to be treated, the Chairman suspended the works by the time necessary to the drawn-up of these minutes. Being the session reopened, the minutes were read and approved by the attendants, signed by the Chairman and by the Secretary of the Board and by the shareholders legal representatives.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective book.

Rio de Janeiro (RJ), June 22, 2011.

LUCA LUCIANI Chaiman of the Board	ALESSANDRA CATANANTE Secretary of the Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date:23, 2011	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.